Exhibit 99.1

Dragon Victory International Limited Provides Update on Process of Strategic Cooperation for Crowdfunding Platform Upgrade

HANGZHOU, China, Feb. 23, 2018 /PRNewswire/ -- Dragon Victory International Limited ("LYL" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today that the revenue of their upgraded crowdfunding platform has been growing at a rate of 30% per month. The updated platform includes over 2,000 cooperation repair agency partnerships, which generate over RMB 4 million in revenue on a monthly basis since January 2018. The Company intends to rapidly replicate the upgraded platform’s existing model in more cities with mature markets, in the near future. Further, the Company plans to integrate the upstream and downstream links of the auto parts supply chain, with blockchain and smart contract technology in order to explore the tremendous after-sales auto services market in China.

As previously disclosed in the press release on November 6, 2017, the Company and Mr. Jiawei Cao formed a joint venture in China, namely, Hangzhou Dacheng Automotive Technology Service Co., Ltd (“HDATS”). This strategic relationship was intended to strengthen the objectives and growth of the Company as an innovative business service provider; as well as compliment the current platform with an additional transaction model that generates rewards for users and customers. The Company and Mr. Cao each own 60% and 40% of the equity interest of HDATS, respectively. The Company’s platform has been upgraded to set-up a business ecosystem, which enables customers of internet auto-insurance to take full advantage of the full range of offline services provided by auto service providers. This new component of the LYL platform allows car owners to buy auto insurance on LYL’s platform and, in return, to receive rewards vouchers, eligible for auto services to be provided by partner auto service providers.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, "We are pleased at the progress of our next generation platform. As we continue to integrate the newest and most useful burgeoning technologies in our platform, we expect our platform to continue to grow in popularity as Dragon Victory maintains its position as the leading public crowdfunding company."

Mr. Fred Gu, the Chief Financial Officer of Dragon Victory International Limited, elaborated, “We expect this joint venture to raise RMB 30 million in revenue by March 31st, 2019. We believe this is an excellent demonstration of the flexibility of our platform and our ability to integrate innovative new business models and adapt to the specific needs of specialized industries. We are optimistic that this experience will lead to future collaboration and the production of value for Dragon Victory International and our business partners.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited ("LYL" or the "Company") offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn.  5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Bo Lyu, the Board Secretary
Dragon Victory International Limited
Email: lb@dvintinc.com
Phone: +86-15157527297

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333